

BUSINESS PLAN

330 Martin Luther King Jr. Blvd
Roxbury, MA 02119

November 12, 2020

Non-Disclosure and Confidentiality Agreement

The undersigned ('Recipient'), hereby agrees that all financial and other information

("Information") that is, has and will receive concerning Big Ma's Kitchen is confidential and will

not be disclosed to any other individual or entity without prior written consent. The Information

shall remain the property of Robert Thompson and shall be returned to Robert Thompson

promptly at his request together with all copies made thereof. Recipient acknowledges that no

remedy of law may be adequate to compensate Robert Thompson for a violation of this

Agreement and Recipient hereby agrees that in addition to any other legal or other rights that

may be available in the event of a breach hereunder, Robert Thompson may seek equitable relief

to enforce this agreement in any court of competent jurisdiction.

_____ Date _____Signature of Recipient

TABLE OF CONTENTS

1.0 Executive Summary

Problem

Our community is hungry for new and unique experiences during this pandemic. Specifically, they are hungry for those experiences that enhance or expand their knowledge of things they love in a fun and interesting way, especially when it is within the context of their long-awaited vacation or well-deserved time off. The quintessential tourist always wants to experience something unique and distinct to the places they are visiting. The Mall of Roxbury which is part of the Nubian Square Extension is a rare opportunity to have one of the largest tourist foot traffic in Roxbury with the addition of Big Ma's Kitchen. The Boston area is only 12th to Disney World in tourist foot traffic across the world. Number's indicating that the ratio of residents to tourist are 100/238. Providing a product such as soul food-re-imagined – something distinctly Roxbury and expanding its flavor profile to create unique products presents a huge potential for real success. One thing that makes that even more compelling is the fact that there is a substantial amount of people asking for what we at Big Ma's Kitchen provide and would be the only restaurant of that nature within a 5-10 mile radius.

Solution

Roxbury in 2020 has become, in recent years, a new national foodie mecca. Innovative restaurants have become overnight successes, making their table's hot commodities. Michelin-quality venues have opened. And this trend, far from saturating the market, has generated yet more demand for exciting culinary adventures. The phrase "a rising tide lifts all boats" applies squarely to the Boston restaurant scene.

Against this backdrop, Big Ma's Kitchen represents an unusual and unique concept that will generate revenue for at least 14 hours a day as dine in/take out/delivery restaurant, bakery, lunch spot, and dinner bistro. The restaurant will open inside of the Mall of Roxbury located at 330 Martin Luther King Jr. Blvd, which is just coming into focus as a compelling location for exciting new ventures.

Big Ma's Kitchen owner Robert Thompson, in basing his restaurant around healthy soul food, is forging a bridge between Roxbury's history and its future in a manner that will entice diners and attract media attention. Though it originated in West Africa and established in the early 1960's many, many years ago, soul food eventually became part of Roxbury's fabric but the fabric of the black community all over the country. Among other things, were an integral part of the dining experience at a few "Soul Food" restaurants right here in Boston in particular Ma Dixon's in Roxbury's Grovehall area.

Big Ma's Kitchen will riff off many venerable treats in unexpected and intriguing ways. The menu features hearty offerings like Big Ma's Smashing Smothered Pork Chop, a protein seasoned to perfection, fried in the healthiest oil the market has to offer then added to a succulent homemade gravy with caramelized onions. The sweet side of the menu includes Big Ma's sweet potato pie, a creamy sweet potato filling inside of a homemade graham cracker and pound cake crust.

As a multi-purpose establishment, Big Ma's Kitchen will be a revenue-generating engine in multiple ways. It will operate as (1) a café from the early morning through the mid-afternoon, where patrons can enjoy a coffee/latte along with a variety of southern treats and other options; (2) a lunch spot where people can grab sandwiches and other items to go; (3) a bakery and (4) a bistro where visitors can enjoy a leisurely meal, a bottle of wine, and a memorable evening.

Big Ma's Kitchen location, meanwhile, offers an unusual opportunity for investment in an immensely promising area whose potential is just now unfolding. The Mall of Roxbury offers the natural strength of connecting Nubian square to Grove Hall, resulting in heavy foot traffic from events at local identities as well as from nearby Schools and the Boston Public Library and a host of other venues. Large apartment complexes have been recently erected in the immediate area, creating a new market of young professionals. Simply put, a well-crafted new venture inside the Mall of Roxbury offers a tremendous opportunity for early-stage investors.

Big Ma's Kitchen also brings to the table a strong, savvy management team that is both clear-eyed about the challenges of the restaurant business but also amply able to confront them. Robert Thompson has operated a security company, Primetime Protective Services, for over 15 years while Patrick Cartier has, among other things served as a Management Consultant for various companies and, more recently, an Area Leader for Cava Mezze Grill. Robert Thompson has tapped Louisa Blue (Whitehead) as their kitchen manager, who owned her own restaurant for many years.

In sum, Big Ma's Kitchen offers a rare early-stage investment opportunity in one of the city's hottest sectors. Predicting the future is impossible, but the vision of the Big Ma's Kitchen team is a clear one: a restaurant that receives praise for strong execution of a unique concept and superior customer service; one that attracts a committed local following along with a robust tourist business; one that generates revenue in multiple ways; and one that helps usher in a vibrant new commercial chapter in the Mall of Roxbury.

This unique concept offers the customers a variety of fun delectable flavors at the same time giving them a distinct Soul Food experience. The sweet and savory options will broaden our appeal and provide the customers with a different experience on each visit and expand its market to include the entire day as options for breakfast, lunch and dinner and not just dessert or snack.

1.1   Business Objectives

The primary objectives of the business plan for Big Ma's Kitchen are below:

• To be the premier provider in the Boston/Roxbury area for modern and specialty soul food dishes and high-quality beer and wine, in addition coffee and teas

• To provide quality unique soul food and distinctly Roxbury experiences at reasonable prices with exemplary service

• To achieve Prime Cost Ratios lower than 58%

1.2   Mission Statement

Our Mission is to provide a unique city experience that is fun, unforgettable and rewarding. We will strive to achieve this goal: 1) by providing superior service, from top to bottom, with unmatched level of expertise in our various services and first-rate food and beverages at reasonable and competitive prices, and 2) we will be mindful of the well-being of our customers and staff– treating each and every one with dignity and respect – just like we would at our own home!

1.3   Guiding Principles

1. Being Mindful of our Customers and our Staff coinciding with our family values, we will treat both our customers and staff in a manner in which we ourselves would want to be treated (or better!)
2. Joy, Love and Gratitude "An attitude of joy, love and gratitude" shown to our customers, employees and vendors – because without their input, service, labor and time, our business would not be here. Studies have shown that creating a positive environment gives one a 75% advantage towards success.

3. Our Service provides the warm and friendly service expected from a unique multi-establishment creating an Southern, distinct, informal and modern environment which will make the customers satisfied and want to return again and again.

1.4   Keys to Success

- Repeat business
- Partner with the best bakers/chefs and customer service staff and offer training to keep them on top of his/her game and pay top wages to ensure they stay with us. Every customer who comes in once should want to return and recommend us. Word–of–mouth marketing is a powerful ally.
- Location
- A variety of services and a modest but unforgettable menu offerings with an "upscale urban vibe" theme, reasonably priced to establish credibility, but not so high as to limit customers. Convenience is essential to us; we need to be close to our market because we are not trying to get people to travel to reach us.
- A unique menu of modernized southern flavors that provides memorable and varied experiences in one venue

2.0 Company Description

Big Ma's Kitchen will be located in Roxbury. The venue will be wholly owned and operated by Robert Thompson. The venue is a 1450 square-foot restaurant/bakery café and bistro in the very busy Washington Park Mall, right across from the famous Roxbury YMCA. Customers will be able to know the history of soul food and be able to have a wide selection of flavors that are either sweet or savory. They will have an opportunity to order from the overhead menu or create their own by selecting items. The venue will be open 7 days a week with hours from 11 am to 10 pm and later during event nights and on Friday and Saturday nights.

2.1 Ownership and Management

Big Ma's Kitchen is owned by Robert Thompson and investor/s. His partner, Patrick Cartier is a seasoned leader and project manager with experience in a wide range of industries; from IT and software to retail and finance. His expert level competencies include vendor management and negotiation, planning, estimating and scheduling and process development and improvement including implementing methodologies and analysis. Robert Thompson who will be lead to run the business, is a successful life coach, a serial entrepreneur and a kitchen guru specializing in modernizing and re-imagining basic recipes. He has a keen eye for unique marketing strategies that emphasize new and untapped markets in the Information Age while keeping up with social trends in Culture and the Arts. He specializes in Public Service and teaches self-awareness and tools of manifesting visualized desires through persistence and dedication. He has a restaurant management and a legal degree that provide strong foundation for effective communication, which has proven invaluable in developing strong community and business relationships and unique and effective marketing strategies.

2.2 Legal Form

Big Ma's Kitchen will be organized as a Limited Liability Company in the near future but will start as a Sole Proprietorship, wholly owned and operated by Robert Thompson and is registered in the state of Massachusetts.

2.3 Start-Up Summary

The cost to open the venue is $150,000. The majority of the expenses are in rent, equipment, marketing and raw materials. The location requires some build-out and renovation totaling about $40,000 and will require approximately 24-31 days to complete. The Owner/s will propose to Washington Park Mall Management the possibilities of financing the sub-contracting fees initially for a return on their investment as well as equity into the company. The owner's source of funds is limited to cash. Target sales for the first year is to sell at least 300 customers with an average bill of $15 per day. This is a modest target considering the foot traffic in this area. We believe that within months of operations, especially during the peak season in the summer, sales can go up to 350 to 1000 customer sales a day. Based on the modest target Big Ma's Kitchen gross sales revenue for the first year is projected to be $1.4 million with a projected gross profit of $293,068. We intend to increase sales by 20% per year for the next 5 years as well as adding more venues around Massachusetts and Atlanta.

2.4 Location and Facilities

The 1450 square foot venue will be located in Boston at the Mall of Roxbury. The phenomenal tourist foot traffic in these two areas is only twelfth to the world-famous Disney World. The area is easily accessible with quite a few public transport stops like the Dudley T Station with connection points to Roxbury Crossing and Ruggles T Station where you can access the commuter rail. There is also an abundance of parking and non-meter parking available, with easy access to and from the major highway systems. The residential population in the immediate area is comprised of a mixture of single family and multi-family housing of about 1,000,000 while the working population is approximately 2.5 Million. The median household income is $30,000-45,000. Major employers include Healthcare and Social Assistance, Finance and Insurance and Educational Services. The tourist traffic in New England amounts to 16.2 million per year and a large population of them land in the Boston area.

3.0 Services

3.1 Daily Operations and Production

Big Ma's Kitchen will be open in Year 1, 7 days a week from 11am to10 pm. Robert will write their schedules. The schedules will be written in a manner that will allow the ability to increase or decrease hourly labor according to sales volume in order to maintain a consistent labor cost control. Proper labeling and rotation techniques accompanied by ample storage facilities will ensure that high quality prepared product will be sufficiently available to meet the demands during peak business hours. Replenishment and ongoing preparation will continue during off peak business hours. Robert will be responsible for ordering, receiving and maintaining sufficient inventory to meet production demands. Ordering schedules will be staggered with perishable products being ordered multiple times per week to preserve freshness. Standard grocery and food supply orders will be ordered by Robert and will be less often, according to a predetermined schedule and storage capacity. Robert will rely on operational checklists to verify that each work shift has been properly prepared for and to insure the operational standards are followed before, during and after work shifts. The venue layout has been designed for efficiency and flexibility to accommodate the fluctuation in customer traffic and peak periods. Upon arrival, guests will be greeted immediately by either the manager or host staff with product information and options. The kitchen preparation line has been designed to be operated by a maximum staff of 8. The design allows line staffing to be adjusted to the business volume. Shift changes for all staff will involve cleanup, restocking and preparation. All monies will be settled at the end of shift. The shift will involve designated closing duties that will leave the venue clean and fully prepared for the next day.

3.2 Competitive Comparison

There are no real dominant players in this very specific market. Although having emerged from the recession relatively unharmed, the Food and Beverage industry turned around in 2010 and has experienced rapid growth. Revenue growth has been slow, however, hampered by shaky consumer confidence and stubbornly high unemployment, meaning people have been more content to cook at home. Big Ma's Kitchen directly addresses the changing customer preferences with its southern approach that essentially allows customers to experience a more exotic array of flavors for snacking that also provides health and wellness options for their increasingly adventurous palates. Also, our digital ordering services and social media platforms seek to connect on the tech-savvy millennial generation to provide robust research avenues, tips, stories, forums and such for the information-hungry consumer. There is no place in Boston like Big Ma's Kitchen. Market survey revealed 100% positive feedback and enthusiasm for future patronage of Big Ma's Kitchen. At least 100 people belonging to each target market who are either working in the Boston area or live in the city and nearby neighborhoods were surveyed in the first quarter of 2019.

3.3 Suppliers

Because of their combined years of experience and their business network, the Owners have established relationships with qualified suppliers. These suppliers can provide reasonably priced products, delivered according to the schedule.

3.4 Management Controls

The Owners will practice sound management procedures in order to control costs, insure quality of product and provide friendly customer service. The venue will use an item specific order guide to track order history and maintain designated levels of product in inventory. Weekly Inventory: Management will conduct a weekly inventory to determine valuation for use in the preparation of weekly profit and loss reports. Daily Inventory Tracking: Daily inventory will be taken on specific items. Movement will be compared to sales data to ensure designated products have been properly accounted for.

3.5 Administrative Systems

With a limited staff, it is crucial that the Owner/s remain current with daily cash outlay. The purchase of a POS system will immensely help them with these daily administrative reports: Daily Cash Control. Sales and receipts recorded by the POS system will be compared to actual cash and credit card deposits on a daily basis. Acceptable over/short amounts will be limited to $5.00 per day. Discrepancies greater than $5.00 will prompt management to conduct an immediate audit to account for the difference. Monthly totals will be compared to actual P&L statements for accuracy. Cash, debit card and credit card receipts will be deposited in a deposit. Owners will prepare a weekly report that shows the gross profit margin after cost of goods sold and labor cost has been deducted from the sales revenue. The prime cost for this type of venue is expected to range from 60% to 65%. Proper control of the prime cost is the single most effective measure of management's ability to operate BIG MA'S KITCHEN. Purchasing Records/Payables. A part time bookkeeper will process and record invoices and credits daily. Reports detailing cash expenditures, payments by check, and accounts payable transactions will be readily available. Check disbursements will be prepared by the bookkeeper. Check signing authority for the general operating account will be given to the General Manager. Payroll checks will be issued weekly. The Owner/s will run reports from the time & attendance system, make necessary adjustments, and prepare for transfer to the payroll system.

3.6 Future Services

Big Ma's Kitchen has future plans to provide catering services for family reunions, weddings and other events desiring a "home-style" southern experience. This could potentially become a large portion of gross sales. In addition, the model poses a unique position to have a merchandise division through its southern foods and goods as well as franchise and licensing opportunities. The Owners are targeting Year 2 for merchandise and at that point, a sales agent would be hired to directly market the products for daily delivery or catered functions. Franchise and Licensing shall be further explored in Year 2. Robert Thompson will be directly involved in the franchise development.

4.0 Market Analysis

The Massachusetts restaurant/bakery industry is experiencing a booming trend. This is due to the rising economy. The industry exhibits a low-to-moderate level of capital intensity. In 2015, for every $1.00 the average operator spends on wages, it will spend an estimated $0.10 on the use and replacement of capital. The industry is highly dependent on human capital due to its service-oriented nature. Although most staff members are relatively low-skilled, low-cost workers, no restaurant/bakery can function without quality staff with basic product knowledge. For upmarket establishments, staff members require a broad knowledge of their product line. The average operator spends about 24.0% of its revenue on wages and associated labor costs. The industry is highly fragmented: the few large companies hold just 20 percent of the market. The industry consists of full-service bakeries and limited take-out places which include quick-service restaurants (QSR) like Dunkin Donuts and Starbucks.

4.1 Industry Analysis

4.1.2 Industry Participants

There are a few barriers to entry in the small neighborhood restaurant/bakery and the capital costs of starting a new neighborhood restaurant/bakery are high. However, competition among restaurant/bakeries is low due to the closing of restaurants amidst the Covid-19 pandemic. When combined with a small industry growth rate, market share gains by one restaurant/bakery will be at the expense of others.

Competing for the neighborhood restaurant/bakery are other small neighborhood cafes. Additional competition for Big Ma's Kitchen are other types of restaurant/ bakeries, for example, some fast food joints. The slower the economy resulted in some patrons purchasing from grocery stores, package stores and convenience stores.

4.1.4 Market Segments

Big Ma's Kitchen will focus on providing and satisfying 5 kinds of markets in the Roxbury/Boston area:

Corporate Class: This will constitute all those people in middle and top managerial positions around Boston's Financial District, who appreciate superior service, good quality and unique dining experiences. Market size is about 2.5 Million

Millennial Hipster (Counterculture) Market: This will constitute the young and growing hipster segment who travel the world in search of good southern foods and beverages. To this group, it's all about the southern experience—from hand-crafted foods and unique flavors to health-focused creations. The Hipster market is almost 4 million strong in the New England area.

Tourist Market: New England is one of the most visited areas in the US. An average of 16.2 million both international and domestic tourists arrive annually in New England with a large concentration landing in the Boston area.

Baby Boomers: This will constitute those that were born before 1965 and grew up enjoying these age-old Southern recipes and remember the value of the neighborhood restaurants, bakery and bread shops that hand-crafted these old staples or the special memories of their mothers and grandmothers baking these Southern treats in their kitchens. This market is almost 2 million strong in New England.

Fine Dining Restaurants: Soul food is historically a hallmark in a lot of African American fine dining restaurants across the world. Presently, only a handful of establishments will provide a healthy alternative to our traditional soul food recipes. This market is a substantial one in Boston. There are 15,797 restaurants in Massachusetts and only a handful of which are within a 5 mile radius but none like Big Ma's Kitchen. Without saturating the market, we aim to choose a select few establishments for wholesale high-volume sales.

4.2 Market Tests

The Owner/s specifically targets a high-tourist area location such as Roxbury or Boston because of the lack of any such single-product focused soul food restaurant/bakery that provides this distinctly Southern fare- soul food re-imagined. This provides out-of-town guests a unique and distinctly Southern experience and an option for southern goods that they cannot obtain anywhere else--

Patrons will be hard-pressed to find a similar venue in the Roxbury or midtown areas of Boston that offers this southern experience. Market surveys revealed that

100% of the participants would most definitely and enthusiastically patronize a unique place like Big Ma's Kitchen.

Based on the area demographics, local distributors will support this business venture and would only be anxious to tap into this lucrative market.

4.3 Target Market Segment Strategy

The owner/s of Big Ma's Kitchen are targeting the following individuals for their target markets:

- Household income of upwards $30,000
- Between the ages of 5 and 85
- Gender demographic (60% female, 30% Male)
- Living or staying within 5 mile radius of the subject location
- Tourists

The target groups were selected primarily because of location, the setting that is designed to appeal to the target markets and the fact that the target markets do not have any venues comparable to the subject. In fact, the closest direct comparable are located 100 miles away in areas that are less urban and less upscale and modern.

4.3.1 Market Needs

There is a vast void in the market for a unique southern venue like Big Ma's Kitchen. Nowhere in the New England area will you find a restaurant/bakery that serves the foods/desserts we will in great variety and execution.

4.3.2 Market Trends

Recent market trends focus increasingly on healthier lifestyles. Studies have shown that consumer tastes are becoming more discriminating.

A greater emphasis on technology (POS) and training ("Star Servers and Bartenders") resulting in increased productivity and earnings is part of this trend. As well as upgrades in improvements and interior decor---the days of the dimly lit and dark smoky places are quickly becoming a thing of the past.

By capitalizing on trends in consumer tastes, Big Ma's Kitchen can increase its margins and stay in business. Big Ma's Kitchen aims to cater to people's desires for handcrafted and southern products and thus build a recognizable niche.

4.3.3 Market Growth

The outlook for the restaurant/bakery industry is a positive one. Several indicators help to give a sense of where the restaurant/baking industry may be headed in years to come. The Consumer Price Index for food and the US nondurable goods manufacturer's shipments of food products can signal potential increases in restaurant/bakery revenues if those figures are higher than previous years' numbers. As for what kinds of baked products will continue to make a strong showing, Report Linker says to expect more healthful baked offerings in the future that do not contain trans fats or as many additives. Gluten-free products tailored to those with grain sensitivities will also be on the rise.

4.4 Positioning

Big Ma's Kitchen will position itself as the most unique urban venue for patrons with a more discriminating taste who desire a distinctly Southern experience in the city – where traditional soul food recipes find rebirth through a vast variety ingredients, sauces, fillings and much more which has never been properly done before in Massachusetts. Until the creation of Big Ma's Kitchen.

5.0 Marketing Strategy and Implementation

As the premier provider of southern foods, the ambience and décor will be upscale, modern and highly southern featuring large local art on walls, corners and light fixtures that are both comfortable and relaxing with the benefit of local music from local artists and music exclusively created by local producers. Big Ma's Kitchen will be a one-of-a-kind experience in the city. The owner/s and staff are constantly aware of patrons' changing likes and dislikes and the venue will act quickly to make changes to meet these needs. The simple concept aims to address the changing desires of customers by providing various experiences within the venue, thus, increasing the possibility of more frequent visits.

5.1 SWOT Analysis

The following information summarized the SWOT analysis. SWOT stands for strengths, weaknesses, opportunities and threats. A SWOT analysis is a method for strategic planning that evaluates these four elements as they relate to the business objectives.

5.1.1 Strengths

- Relatively easy entry and low capital outlay
- Committed owners with combined 5o years industry experience
- Big Ma's Kitchen will be a unique one-of-a-kind experience in its city location
- Targeted, specific focus on its customers creates a memorable and multiple experience for its patrons resulting in more frequent repeat business

5.1.2 Weaknesses

- Disorderly patrons can potentially harm business reputations or cause collateral damage.
- Customer complaints can make or break this type of venue. Management's exclusive use of the POS system mitigates this risk.
- High turnover in the restaurant/bakery industry---many restaurant/bakeries are here today and gone tomorrow. Big Ma's Kitchen doesn't really fit in the traditional mold of a restaurant/bakery. It's focused, and hybrid quality and unique offerings will mitigate largely this risk.

5.1.3 Opportunities

- Little barriers to entry allows for immediate business opportunities
- Offer digital ordering services and far-reaching social media platform
- Opportunity to obtain a share of a $33 billion market.

5.1.4 Threats

- Government mandates (restaurant operation, food safety, and worker protection at the federal level and health, sanitation, safety, fire at the local level)
- Rising operating costs
- Building/maintaining sales volume
- Supermarkets and convenience stores
- Consumers that believe that meals at home are healthier than those prepared elsewhere
- New entrant in the field could potentially hurt market share. This is where our unique offerings, excellent staff and welcoming environment can combat this threat.

5.2 Strategy Pyramid

Strategy: Be the most unique and only Soul food venue that puts real premium on customer service and southern offerings.

Tactics: Provide exceptional customer service in a most unique, modern, urban, southern and welcoming environment encouraging patrons to return again and again.

Programs: Extensive and ongoing staff training. Employees will be rewarded financially for providing impeccable service with opportunities to benefit in profit sharing.

All staff are hand-selected and share the same core beliefs of the owners; everyone will be trained to be keenly aware of patrons and anticipate their needs before the customer does, for example always offering to promptly show them to their table, graciously asking to hang coats, ask for anything they need and bring their drinks expediently.

5.3 Unique Selling Proposition (USP)

Big Ma's Kitchen will be a medium-sized modern urban restaurant/bakery that features the unique southern experience. It will also feature real southern butter and cheese that patrons will not find anywhere else. Good siphon coffees and teas as well as basic chocolate, vanilla and strawberry milkshakes/smoothies will be served. There are no similar venues in the New England area.

Big Ma's Kitchen will be able to offer a significant variety of food from Sweet to Savory. The average check price is expected to be between $15 -$20 per person which is more in line with average industry standards below the standard for upscale venues. More bang for the buck. We will keep our prices in check by meticulous monitoring of our controllable expenses – keeping close eye on our Prime Cost Report and Inventory. By initially employing some family members who will work for lower and reduced wagers, for example, we can further reduce our controllable expenses.

5.4 Competitive Edge

Big Ma's Kitchen's competitive edge is in its people. We truly believe that your business is not only as good as you're but the quality of your staff as well. Our staff is a reflection of us. Initially, we intend to employ our family members who will work for lower and reduced wages. Our long-term goal is to hire team members that are truly hand selected and have the same honest to goodness family values we do. Unlike our big chain competitors, because of our lean size, we can turn on a dime when economically pushed and make changes quickly allowing us to be proactive. (Whereas our corporate competitors have to adhere more closely to their company policies thus impeding their reaction time)

Furthermore, Big Ma's Kitchen specifically caters to its target market and is truly a unique local southern experience that goes beyond the typical restaurant/Bakery milieu. The venue differs in its décor, it's unique and extensive food offerings, the unique city experience of being in the Mall of Roxbury, learning some history, with the enjoyment of local art and music; the Big Ma's Kitchen patrons cannot get this experience in any other venue within 100 miles or so.

5.5 Marketing Strategy and Positioning

Big Ma's Kitchen will be strategically located in the city of Boston. In addition to its prime location, Big Ma's Kitchen will rely on:
- Advertising – outdoor signage, grand opening
- A strong Social Media campaign
- Trade Shows
- Word-Of-Mouth

According to Bob Johnson with Beverage Management Institute in Clearwater, South Carolina, the only cost-effective way to advertise is word-of-mouth. "When you don't have word-of-mouth working for you, you are in serious trouble. It's not necessarily terminal. There are still ways to get some advertising and marketing out there without spending a ton of money. But anytime you reach into your own pocket to buy advertising, it's not good. Word-of-mouth advertising is priceless." He continues. "It means everything is right. Everything is happening. The place is alive. Your employees love working there. They are talking and saying great things about the place, and that is passed on to your customers. The customers love being there, and they tell other customers. If you can get to that point, it's just priceless."

We realize the success of Big Ma's Kitchen will have to be achieved by doing more than providing a unique experience, serving great food, and providing friendly service. We will utilize a marketing plan to build customer traffic. At BMK, we will continually strive to win more customers by being proactive rather than reactive in our marketing efforts and stay current with popular industry trends. We will achieve these goals by using the following:
• Database: We will begin our campaign by marketing to our existing database of clients in each of our respective current businesses. We will release press releases and will email fliers announcing our grand opening. We will continually update our database religiously attending networking events and opportunities.
• Loyalty Program/Birthday Program. BMK will offer a birthday/loyalty club providing a complimentary southern artisanal dish for the birthday person or a free meal for every 10 purchased. A recent report from the National Restaurant Association explained how this simple technique can increase revenues as much as 15% due to repeat business.
• Our team will also be active in the local community and we plan to take an active role by participating, sponsoring, and donating to local non-profits, churches, sports clubs or teams in the market area.
• We will also strive to develop rapport with local business as a unique team-building or dinner choice. In the future, we plan on establishing a marketing campaign to call on the local business in the market area, deliver samples, and encourage them to consider our place as their venue of choice.
We will also launch an extensive digital and social media campaign focusing on the uniqueness of the Big Ma's Kitchen experience by engaging the target audience through humor and creativity utilizing the services of an independent branding and design company.

5.5.1 Positioning Statement

The owner/s have a combined 40 years industry experience in restaurant and management that fully support the operation. Big Ma's Kitchen will provide a vast collection of handcrafted desserts and other southern baked goods and foods while providing the unique opportunity for patrons to pair them with other southern and high-quality products that cannot be found elsewhere. Big Ma's Kitchen will go above and beyond the call of duty making patrons come back and tell everyone they know. Our slogan "We put the SOUL in FOOD" and our tag line "Soul Food Re-imagined' will be a social media hit that will generate countless memes and viral videos.

5.5.2 Pricing Strategy

Big Ma's Kitchen pricing will be similar to the competitor's (competition-based pricing) initially and management may consider lowering prices initially to attract initial patrons. However, near term, when Big Ma's Kitchen captures at least 2% of the local market, management plans to price products to be more reflective of acquisition costs.

The menu items will be very simple. Southern dishes, desserts and baked goods, free organic coffee and fine organic teas.

At Big Ma's Kitchen, cost accounting is important, since the profitability of food can vary significantly and will initially determine the cost of the menu items. We will take advantage of our excellent credit terms with our suppliers and will also update our menu to take advantage of seasonality for example in local produce items. We will also closely monitor the Prime Cost Report which focuses on the controllable expenses of Cost of Goods Sold and Labor. As a new start-up we can currently control employee cost by hiring family members who will work for low and reduced wages.

5.5.3 Promotion and Advertising Strategy

 • Location- Big Ma's Kitchen will be located in Roxbury, MA in the Washington Park Mall

• Word of Mouth – We already have a sizable database of existing corporate customers and will rely heavily on this method to attract and grow new business.

• Networking – Enroll in International Business Networking and other networking groups and attend events on a bi-monthly basis to continue and reinforce word-of-mouth

• Direct Mail - Bulk mailing either directly to potential customers or by including a postcard in a value-pack-type mailing. BIG MA'S KITCHEN will release "Big Ma's Kitchen Talk"- the company's monthly newsletter which will feature the company's latest news, related articles and press releases as well as recipes, cooking techniques and Southern history.

• Event Marketing -We plan on joining our local chamber of commerce and utilizing their networking services for our grand opening as well as strategic fundraising campaigns.

• Trade show – with keen focus on the food and wine industry, we will participate in industry trade shows to promote our mobile app division and custom private services.

- Digital and Social Media Campaign – focusing on its uniqueness and multi-branding concept, we will launch a social media campaign on various platforms such as Facebook, Twitter, LinkedIn and YouTube highlighting the varied experiences available in one venue.

5.5.4 Website

• We will stay current with industry trends and have a webpage, Facebook page and Twitter site. Our menu, map, and hours of operation will be easily accessed as well options for reservations and consultations. A separate page that features the company newsletter "Big Ma's Kitchen Talk" will also be available on the site.

5.5.5 Marketing Programs

• Our initial marketing campaign will consist of contacting our databases clients and notifying them of our grand opening. We will seek the use of a local mailing service program to assist us in the implementation of the campaign.

• Ongoing- we will meticulously keep our database current and use the Constant Contact program

- Loyalty Club members will notified of upcoming special finds, new artisan procurements and home crafts, new menu items and to alert them of our mobile division promotions.

- Online commercials, videos and memes campaign- an extensive social media campaign will be launched via social media like Twitter, Facebook, YouTube and LinkedIn to directly engaged our target market through strategic alliances within the online social web with vendor partners and various social groups that can successfully tap into their own pool of customers and members.

5.6 Sales Strategy

Customer service is of the utmost importance. Customer surveys estimate that only 1 in 20 customers that have a problem in a restaurant will tell management about it. It will be our goal to provide a wonderful and modern home-style meal and southern beverage experience combined with superior customer service. Training programs will include teaching materials to train our employees about service attitudes, customer perception and how to handle guest complaints. Robert Thompson will conduct periodic staff meetings intended to review policy, increase guest satisfaction and to keep a general line of communication between staff and management. A mandatory one-on-one coaching with Rob will be instituted for staff on a monthly basis focusing on stress-management, effective communication and "positivity" advantage. All guest complaints will be acknowledged by the staff and referred to management. Programs will be in place for all types of guest complaints. More serious complaints will be documented and kept on file. Customer feedback will be accomplished by customer surveys or the use of mystery shoppers.

5.6.2 Sales Programs

We will encourage our employees to grow our customer base and provide incentives and regular bonuses to employees for referrals and repeat customers. These initiatives are still in the planning stages as we gear up to hire and staff. They will play an active role in our employee culture. It is also anticipated that as we grow our wedding and mobile division, along with our lunch business group, we will hire a sales director to facilitate this portion of the business. The sales director will be compensated similarly to their national peers.

5.7 Legal

Initially we will be formed as a Sole Proprietorship, then transitioning to a LLC within 2 years: Big Ma's Kitchen LLC dba Big Ma's Kitchen

5.8 Expansion, Payback and Exit Strategy

In addressing this question, we look at the Exit Strategy as a definition of our business vision and goals, as well as a contingency in the event the business is unsuccessful. We have addressed this question at several levels:
Expansion as a Business Goal

We have set multiple financial goals to grow the success of Big Ma's Kitchen and compound the profit return for its investors.

1. Expansion (Option 1): Our overall goal is to maintain Big Ma's Kitchen as a unique and modern concept. Based on projections, the business has captured market share by the end of Year 1. In addition, Year 2 brings an increased sales and profit margin to sustain the addition of a full-time Assistant Manager. By second quarter of Year 2, the owners will look to launch a second venue in Atlanta, Georgia or any other Boston city with a strong tourist traffic. Expansion will be considered with our backers and investor partners.

2. Expansion (Option2): Throughout our business plan we have stayed focused that Big Ma's Kitchen will be successful as a larger venue, with greater sales capacity and revenue potential. Our objective with site selection and lease negotiation is to have the opportunity to expand as a logical growth and profit plan.

3. Private Sale: We are in the business of making money. At the close of Year 3, we see Big Ma's Kitchen as meeting 80.4% of its optimum sales potential with the current space allocation. At this stage, any business debt is reduced, profit margins are increasing, and Big Ma's Kitchen has established market share. We will look at the private sales of the investor's interest via a Leveraged Buyout. Our interest is in delivering healthy profits to our investors and financial backers. Sales and profit margins will be based on the valuation in Year 3.

Exit Strategy to Retire Business

We at Big Ma's Kitchen are committed to our concept and its viability. We step into this venture with great confidence and the success of our respective prior business efforts. No one attempts a business anticipating failure, however, sometimes ventures do not fulfill their promise.

In the event that our venture cannot achieve profitability and retire the encumbrances, we will first attempt to sell the operation and use the proceeds to clear all outstanding balances. If we are unable to sell the operations for sufficient proceeds, we will be forced to default whereby any loan will be in senior in standing. Any further outstanding balances will be borne by the investors on a weighted percentage basis of the total amounts due.